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                                                                 EXHIBIT 3(ii).1

     On November 2, 1995, the Company's By-Laws were amended as follows:

BY-LAW 5

     The Company's By-Law 5 was amended to read as follows:

     5. Special Meetings. Special meetings of the stockholders for any purpose may be called by the Chairman of the Board of Directors and shall be promptly called by the Chairman or by the Secretary at the written request of a majority of the Board of Directors upon not fewer than 10 nor more than 60 days' written notice. The request shall be sent to the Chairman and the Secretary and shall state the purposes of the proposed meeting. Special meetings of holders of the outstanding Preferred Stock may be called in the manner and for the purposes provided in the resolutions of the Board of Directors providing for the issue of such stock (a "Preferred Stock Designation"). Business transacted at special meetings shall be confined to the purposes stated in the notice.

BY-LAW 15, PARAGRAPH (b)

     The Company's By-Law 15, Paragraph (b) was amended to delete such paragraph in its entirety.


BY-LAW 15, PARAGRAPH (c)

     The Company's By-Law 15, Paragraph (c) was amended in its entirety to read as follows:

     (b) Newly created directorships and vacancies. Except as otherwise provided for or fixed by or pursuant to the provisions of Article Fourth of the Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining Directors then in office, even though less than a quorum of the Board of Directors. Any Director elected in accordance with the preceding sentence shall hold office until such Director's successor shall have been elected and qualified or until such Director's earlier resignation or removal in accordance with the General Corporation Law of the State of Delaware, the Certificate of Incorporation or these By-Laws. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

BY-LAW 15, PARAGRAPH (d)

     The Company's By-Law 15, Paragraph (d) was amended in its entirety to read as follows:
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     (c)  Removal.  Subject to the rights of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect Directors under specified circumstances, any Director may be removed from office only by the affirmative vote of the holders of at least 50% of the combined voting power of the outstanding shares of stock entitled to vote generally in the election of Directors, voting together as a single class.

BY-LAW 15, PARAGRAPH (e)

     The Company's By-Law 15, Paragraph (e) was amended to redesignate it as By-Law 15, Paragraph (d).

BY-LAW 22

     The Company's By-Law 22 was amended to change the reference therein from "Section (c) of By-Law 15" to "Section (b) of By-Law 15."

BY-LAW 34, PARAGRAPH (a)

     The Company's By-Law 34 was amended to change the word "any" therein to the word "either."

BY-LAW 35, PARAGRAPH (a)

     The Company's By-Law 35, Paragraph (a) was amended to change the word "any" therein to the word "either."

BY-LAW 36, PARAGRAPH (a)

     The Company's By-Law 36, Paragraph (a) was amended to change the word "any" therein to the word "either."

BY-LAW 43

     The Company's By-Law 43 was amended to insert the word "days" following the second numeral "60".